UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MGP INGREDIENTS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

55303J 106
(CUSIP Number)

B. Scott Gootee Stinson LLP 1201 Walnut St., Suite 2900 Kansas City, Missouri 64106 (816) 842-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59832G 104

1	NAMES OF REPORTING PERSONS
Karen Seaberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,850,142

	8	SHARED VOTING POWER
3,257,659 (1)

	9	SOLE DISPOSITIVE POWER
2,850,142

	10	SHARED DISPOSITIVE POWER
3,257,659 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,257,659 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_________________________

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.
(2)                                 Based upon 16,915,845 shares outstanding as of October 23, 2020 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020).

CUSIP No. 59832G 104

1	NAMES OF REPORTING PERSONS
Cray Family Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,257,659 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,257,659 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,257,659 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

_________________________

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.
(2)                                 Based upon 16,915,845 shares outstanding as of October 23, 2020 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020).

CUSIP No. 59832G 104

1	NAMES OF REPORTING PERSONS
Cray MGP Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,257,659 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,257,659 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,257,659 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

_________________________

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.
(2)                                 Based upon 16,915,845 shares outstanding as of October 23, 2020 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020).

CUSIP No. 59832G 104

1	NAMES OF REPORTING PERSONS
Seaberg Family Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,257,659 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,257,659 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,257,659 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_________________________

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.
(2)                                 Based upon 16,915,845 shares outstanding as of October 23, 2020 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020).

CUSIP No. 59832G 104

1	NAMES OF REPORTING PERSONS
Seaberg MGP Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,257,659 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,257,659 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,257,659 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

_________________________

(1)                                 As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by other members of the group for purposes of Section 13(d) of the Act and this filing.  See Item 5 for additional details.
(2)                                 Based upon 16,915,845 shares outstanding as of October 23, 2020 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020).

SCHEDULE 13D
for Cray Family Management, LLC, Cray MGP Holdings, LP, Seaberg Family Management, Inc., Seaberg MGP Holdings, LP and Karen Seaberg

Explanatory Note:  This Amendment No. 5 further amends the Schedule 13D/A filed by Karen Seaberg, Cray Family Management, LLC, Cray MGP Holdings, LP, Laidacker M. Seaberg, Thomas M. Cray and Cloud L. Cray, Jr., filed on October 18, 2013.  This Amendment amends and restates Items 2, 4, 5, 6 and 7, removes Laidacker M. Seaberg, Cloud L. Cray, Jr. and Thomas M. Cray and adds Seaberg Family Management, Inc. and Seaberg MGP Holdings, LP. Each of the remaining reporting persons is a member of a group that has agreed to vote their shares of the Company’s Common Stock and Preferred Stock as described in Item 4 below.  The reporting persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.3 hereto, pursuant to which the reporting persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each reporting person is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of the information furnished by another reporting person. The reporting persons expressly disclaim that they have agreed to act as a group other than as described in this schedule.

Item 1.  Security and Issuer.

This statement, which is a joint filing made on behalf of each of the above named persons pursuant to Rule 13d-1(k)(1), relates to shares of the No Par Value Common Stock ("Common Stock") of MGP Ingredients, Inc. (the "Company"). The address of the principal executive offices of the Company is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

Item 2.  Identity and Background.

Karen Seaberg

a.	Address: 20073 266th Road Atchison, Kansas 66002

b.
Present principal occupation or employment:

Member of the Board of the Company.  The Company is a fully integrated producer of certain ingredients and distillery products.

Manager of Cray Family Management, LLC
20073 266th Road
Atchison, Kansas 66002

c.	Criminal convictions: The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

d.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

e.	Citizenship: U.S.A.

Cray Family Management, LLC

a.	State of Organization: Kansas

b.	Principal Business: General Partner of Cray MGP Holdings, LP

c.	Business Address and Address of Principal Office: 20073 266th Road Atchison, Kansas 66002

d.	Criminal Convictions: The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

d.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

e.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Cray MGP Holdings, LP

a.	State of Organization: Kansas

b.	Principal Business: Investments

c.	Business Address and Address of Principal Office: 20073 266th Road Atchison, Kansas 66002

d.	Criminal Convictions: The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Seaberg Family Management, Inc.

a.	State of Organization: Kansas

b.	Principal Business: General Partner of Seaberg MGP Holdings, LP

c.	Business Address and Address of Principal Office: 20073 266th Road Atchison, Kansas 66002

d.	Criminal Convictions: The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

d.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

e.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Seaberg MGP Holdings, LP

a.	State of Organization: Kansas

b.	Principal Business: Investments

c.	Business Address and Address of Principal Office: 20073 266th Road Atchison, Kansas 66002

d.	Criminal Convictions: The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

d.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

e.
Certain civil proceedings:

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4.  Purpose of Transaction.

This report relates to, among other things, Cray Family Management, LLC ("Cray Management"), Cray MGP Holdings, LP (the "Cray Partnership"), Seaberg Family Management, Inc. ("Seaberg Management"), Seaberg MGP Holdings, LP (the "Seaberg Partnership"), the contribution of Common Stock to the Cray Partnership and Seaberg Partnership, the sale of Common Stock by the Cray Partnership, and the approval of the Merger (as defined below) and related acts and planned actions.

Cray Management was formed on September 25, 2012 and the Cray Partnership was formed on October 1, 2012 for estate planning purposes.  Karen Seaberg is the sole manager of Cray Management, and three trusts for which Karen Seaberg and her sisters, Cathy Scroggs and Susan Robbins, separately serve as trustee are the members of Cray Management.  Cray Management is the general partner of the Cray Partnership.

On December 16, 2012, Cloud L. Cray Jr. contributed 2,555,967 shares of Common Stock to the Cray Partnership.  On December 12, 2012, Karen Seaberg and Susan Robbins contributed 9,000 and 3,010 shares of Common Stock to Cray Management, respectively. Susan Robbins contributed an additional 5,090 shares on December 21, 2012.  Cathy Scroggs contributed cash to Cray Management. Cray Management used these contributions to acquire a 1% general partner interest in the Cray Partnership on December 30, 2012.

In connection with his contribution, Mr. Cray initially received a 99% limited partner interest in the Cray Partnership.  As of the date hereof, all of the limited partner interests in the Cray Partnership are held by trusts whose beneficiaries are the descendants of Cloud L. Cray living from time to time.

Since its formation, the Cray Partnership has sold 208,296 shares of Common Stock in various open market transactions and as of February 8, 2021, owned 2,364,771 shares of Common Stock.

Seaberg Management was formed on October 28, 2020 and the Seaberg Partnership was formed on October 30, 2020 for estate planning purposes.  Karen Seaberg serves as a member of the board of directors of Seaberg Management, and Karen's daughters, Lori Mingus and Melissa Huntington, serve as the remaining two members of the board of directors of Seaberg Management.  Seaberg Management is the general partner of the Seaberg Partnership.

On or about November 5, 2020, Lori Mingus, as trustee of the Lori L. Mingus Trust, contributed 222 shares of Common Stock to Seaberg Management, Melissa Huntington contributed 222 shares of Common Stock to Seaberg Management and Karen Seaberg, as trustee of the Karen Cray Seaberg Revocable Trust, contributed cash to Seaberg Management.  On or about November 4, 2020, Seaberg Management contributed 444 shares of Common Stock and cash to the Seaberg Partnership to acquire a 0.13764% general partner interest in the Partnership.  As of the date hereof, all of the limited partner interests in the Seaberg Partnership are held by trusts whose beneficiaries are the descendants of Karen Seaberg living from time to time.

Since its formation, the Seaberg Partnership has sold 6,187 shares of Common Stock and as of February 8, 2021, owned 407,517 shares of Common Stock.

On January 22, 2021, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), with London HoldCo, Inc. ("HoldCo"), Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, and KY Limestone Holdings LLC (together, the "Luxco Companies"), the shareholders of London HoldCo, Inc. (the "Sellers"), and Donn Lux, as Sellers' Representative. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, HoldCo will merge with and into the Company with the Company surviving the merger (the "Merger").  Following the Merger, the Luxco Companies will become wholly-owned subsidiaries of the Company.  Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, the Company will pay to the Sellers an aggregate of $237.5 million in cash (less assumed indebtedness) and 5,007,833 shares of Common Stock of the Company.  On January 22, 2021, Karen Seaberg, as the

holder of a majority of the Company's Preferred Stock (the "Preferred Stock"), executed a written consent approving the Merger Agreement and the Merger, which, under the Company's Articles of Incorporation, is the only approval of the Company's stockholders required to approve the Merger Agreement and the Merger.  Ms. Seaberg directly owns beneficially and of record 226 shares of Preferred Stock and beneficially owns 71 shares of Preferred Stock that are owned of record by a revocable trust for which she serves as trustee.  See Item 6 for additional details regarding the Company's Articles of Incorporation.

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain customary and other closing conditions, including, among others, execution by the Company and the other parties thereto of a shareholders' agreement (the "Shareholders' Agreement").  Pursuant to the terms of the Shareholders' Agreement, the Sellers will receive the right to nominate two Group A directors for election to the board by the Company's common stockholders at each stockholders meeting at which Group A directors are elected, commencing with the Company's 2021 annual meeting of stockholders. One of the initial nominees will be Donn Lux, the Chief Executive Officer of the Luxco Companies. The right to nominate two directors is conditioned upon the Sellers having beneficial ownership of 15% or more of the Company’s issued and outstanding Common Stock (which, for the avoidance of doubt, excludes any shares of Common Stock beneficially owned by Karen Seaberg and Lori Mingus).  The Shareholders' Agreement further provides that so long as the Sellers beneficially own greater than 10% but less than 15% of the Company’s issued and outstanding Common Stock, the Sellers may nominate one director candidate for election to the Company board.  Karen Seaberg and Lori Mingus will also be parties to the Shareholders' Agreement, pursuant to which they will agree to vote shares of Common Stock beneficially owned by them in favor of such nominees.  Karen Seaberg presently intends to enter into the Shareholders' Agreement in connection with the closing of the Merger.

The reporting persons intend to continue to review their investment in the Company on an ongoing basis and, depending on various factors, including, without limitation, the Company’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the reporting persons may, in the future, take such actions with respect to their shares of Common Stock and Preferred Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock and/or Preferred Stock; selling shares of Common Stock and/or Preferred Stock; taking any action to change the composition of the Company's board of directors; taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

The undersigned may sell a portion of their holdings in the Company’s Common Stock over the course of the next year, depending on market prices, for financial management purposes.  Such sales may be made pursuant to a 10b5-1 trading plan.

Item 5.  Interest in Securities of the Issuer.

a.-b.	The number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, based on 16,915,845 shares outstanding as of October 23, 2020, are as follows:

Cray Family Management, LLC

(i)                                   Number Beneficially Owned: 3,257,659

Percent of Class: 19.26%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  0

(B)                               Shared power to vote or direct the vote: 3,257,659

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 3,257,659

2,364,771 shares shown above are owned of record by the Cray Partnership.  Cray Management is the general partner of the Cray Partnership. Karen Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership.

Cray MGP Holdings, LP

(i)                                     Number Beneficially Owned: 3,257,659

Percent of Class: 19.26%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote: 0

(B)                               Shared power to vote or direct the vote: 3,257,659

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 3,257,659

2,364,771 shares shown above are owned of record by the Cray Partnership.  Cray Management is the general partner of the Cray Partnership. Karen Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership.

Seaberg Family Management, Inc.

(i)                                   Number Beneficially Owned: 3,257,659

Percent of Class: 19.26%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  0

(B)                               Shared power to vote or direct the vote: 3,257,659

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 3,257,659

407,517 shares shown above are owned of record by the Seaberg Partnership.  Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management and, as such, Karen Seaberg has shared power to vote and dispose of the shares owned by the Seaberg Partnership.

Seaberg MGP Holdings, LP

(i)                                     Number Beneficially Owned: 3,257,659

Percent of Class: 19.26%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote: 0

(B)                               Shared power to vote or direct the vote: 3,257,659

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 3,257,659

407,517 shares shown above are owned of record by the Partnership.  Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management and, as such, Karen Seaberg has shared power to vote and dispose of the shares owned by the Seaberg Partnership.

Karen Seaberg

(i)                                     Number Beneficially Owned: 3,257,659

Percent of Class: 19.26%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  2,850,142

(B)                               Shared power to vote or direct the vote: 3,257,659

(C)                               Sole power to dispose or direct the disposition of:  2,850,142

(D)                               Shared power to dispose or direct the disposition of: 3,257,659

The amounts reported above include: 2,364,771 shares owned of record by the Cray Partnership, 407,517 shares owned of record by the Seaberg Partnership, 63,404 shares owned of record by the Lori A. Mingus GST Exempt Trust, 66,998 shares owned by the Melissa A. Huntington GST Exempt Trust, 104,993 shares owned by the Laidacker M. Seaberg Revocable Trust, 91,115 shares owned of record by the Karen Clay Seaberg Revocable Trust and 59,188 shares owned of record by the Cloud L. Cray Jr. Family Trust (Karen Seaberg is the sole trustee of each of the foregoing trusts and has sole voting and investment power over shares owned by the trusts).  The remaining shares are owned by Ms. Seaberg either directly or through her individual retirement account.  Cray Management is the general partner of the Cray Partnership. Ms. Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership. Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management and, as such, Karen Seaberg has shared power to vote and dispose of the shares owned by the Seaberg Partnership.

(c) Except as set forth in the table below, none of the reporting persons has effected any transactions in the Common Stock in the past 60 days.  All of the transactions were effected on the Nasdaq Stock Market in ordinary brokers' transactions, except as otherwise noted.

Date	Covered Person	Type of Transaction	Number of Shares	Price per Share
12/1/2020	Karen Seaberg (1)	Sale	8,852	$43.5813
12/2/2020	Karen Seaberg (2)	Sale	10,000	$43.03
12/3/2020	Karen Seaberg (3)	Sale	7,693	$43.4022
12/10/2020	Karen Seaberg (4)	Gift	3,718	N/A
12/24/2020	Karen Seaberg (5)	Gift	280,608	N/A

12/30/2020	Karen Seaberg (6)	Sale	680	$47.97
1/4/2021	Karen Seaberg (7)	Sale	10,000	$46.3707
1/5/2021	Karen Seaberg (8)	Sale	10,000	$48.1549
1/6/2021	Karen Seaberg (9)	Sale	5,156	$49.4099
1/27/2021	Karen Seaberg (10)	Gift	338	N/A
2/1/2021	Karen Seaberg (11)	Sale	3,938	$57.7391
2/1/2021	Karen Seaberg (12)	Sale	6,062	$57.7391
2/2/2021	Karen Seaberg (13)	Sale	1,756	$59.8021
2/2/2021	Karen Seaberg (14)	Sale	418	$59.8021
2/2/2021	Karen Seaberg (15)	Sale	2,050	$59.8021
2/2/2021	Karen Seaberg (16)	Sale	6,187	$59.8021
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(1) 1,148 shares were sold by the Laidacker J. Seaberg Revocable Trust, 1,148 shares were sold by the Karen Cray Seaberg Revocable Trust and 6,556 shares were sold by the Cloud L. Cray Jr. Family Trust.
(2) Shares were sold by the Cloud L. Cray Jr. Family Trust.
(3) Shares were sold by the Cloud L. Cray Jr. Family Trust.
(4) Shares were gifted by the Laidacker J. Seaberg Revocable Trust.
(5) Shares were gifted by the Karen Cray Seaberg Revocable Trust to the Seaberg Partnership.
(6) Shares were sold by the Melissa A. Huntington GST Exempt Trust.
(7) Shares were sold by the Cloud L. Cray Jr. Family Trust.
(8) Shares were sold by the Cloud L. Cray Jr. Family Trust.
(9) 1,012 shares were sold by the Laidacker J. Seaberg Revocable Trust, 2,024 shares were sold by the Karen Cray Seaberg Revocable Trust, 1,108 shares were sold by the Cloud L. Cray Jr. Family Trust and 1,012 shares were sold by the Cray Partnership.
(10) Shares were transferred back to the Laidacker J. Seaberg Revocable Trust due to inadvertent duplicate transfer of shares reported in footnote 4 above.
(11) Shares were sold by the Karen Cray Seaberg Revocable Trust.
(12) Shares were sold by the Cloud L. Cray Jr. Family Trust.
(13) Shares were sold by the Cray Partnership.
(14) Shares were sold by the Laidacker J. Seaberg Revocable Trust.
(15) Shares were sold by the Karen Cray Seaberg Revocable Trust.
(16) Shares were sold by the Seaberg Partnership.

(d)-(e)               Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Karen Seaberg is the sole manager of Cray Management and, as such, has sole power to vote and dispose of the shares held by the Cray Partnership.

The terms of the limited partnership agreement of the Cray Partnership give Cray Management, as general partner of the Cray Partnership (or any successor general partner of the Cray Partnership), the unfettered right and authority, but not the obligation, to sell in the aggregate during any calendar year no more than five percent of the shares of Common Stock held by the Cray Partnership at the beginning of such calendar year.  Any sales of shares of Common Stock in excess of the foregoing limit requires the approval of the general partner of the Cray Partnership and the holders of 75% of the limited partnership interests. Distributions by the Cray Partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The Cray Partnership may be dissolved with the consent of the general partner and holders of 80% of the limited partnership interests.  Upon dissolution, distribution of Cray Partnership assets would be determined by the general partner or other person designated by law.

Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management and, as such, Karen Seaberg has shared power to vote and dispose of the shares owned by the Seaberg Partnership.

The terms of the limited partnership agreement of the Seaberg Partnership give Seaberg Management, as general partner of the Seaberg Partnership (or any successor general partner of the Seaberg Partnership), the unfettered right and authority, but not the obligation, to sell in the aggregate during any calendar year no more than three percent of the shares of Common Stock held by the Seaberg Partnership at the beginning of such calendar year.  Any sales of shares of Common Stock in excess of the foregoing limit requires the approval of the general partner of the Seaberg Partnership and the holders of 50% of the limited partnership interests. Distributions by the Seaberg Partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The Seaberg Partnership may be dissolved with the consent of the general partner and holders of 50% of the limited partnership interests.  Upon dissolution, distribution of Seaberg Partnership assets would be determined by the general partner or other person designated by law.

Karen Seaberg directly owns beneficially and of record 226 shares of Preferred Stock and beneficially owns 71 shares of Preferred Stock that are owned of record by a revocable trust for which she serves as trustee, representing in the aggregate approximately 67% of the outstanding Preferred Stock.

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

On January 22, 2021, Karen Seaberg, as the holder of a majority of the Company's Preferred Stock, executed a written consent approving the Merger Agreement and the Merger, which, under the Company's Articles of Incorporation, is the only approval of the Company's stockholders required to approve the Merger Agreement and the Merger.  Ms. Seaberg directly owns beneficially and of record 226 shares of Preferred Stock and beneficially owns 71 shares of Preferred Stock that are owned of record by a revocable trust for which she serves as trustee.

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain customary and other closing conditions, including, among others, execution by the Company and the other parties thereto of the Shareholders' Agreement, which is described in Item 4 and such description is incorporated in this Item 6 by reference.

The foregoing summary of the documents described herein does not purport to be a complete summary of those agreements, and is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits to this report.

Item 7.  Material to Be Filed as Exhibits.

99.1                 Agreement and Plan of Merger, dated as of January 22, 2021, by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, upon signing a joinder agreement, the shareholders of London HoldCo, Inc., and Donn Lux, as Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MGP Ingredients, Inc. on January 25, 2021).

*99.2                 Action by Written Consent of the Majority Preferred Stockholder of MGP Ingredients, Inc., dated as of January 22, 2021.

*99.3                 Joint Filing Agreement.

___________________________
*  Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cray Family Management, LLC

By:	/s/ Karen Seaberg
Name: Karen Seaberg
Title: Manager

Cray MGP Holdings, LP

By:	Cray Family Management, LLC, its General Partner

By:	/s/ Karen Seaberg
Name: Karen Seaberg
Title: Manager

Seaburg Family Management, Inc.

By:	/s/ Karen Seaberg
Name: Karen Seaberg
Title: President

Seaberg MGP Holdings, LP

By:	Seaberg Family Management, Inc., its General Partner

By:	/s/ Karen Seaberg
Name: Karen Seaberg
Title: President

Dated: February 7, 2021